SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SUMMIT HEALTHCARE REIT, INC.

(Name of Subject Company)

SUMMIT HEALTHCARE REIT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Elizabeth A. Pagliarini

Chief Financial Officer

Summit Healthcare REIT, Inc.

2 South Point Drive, Suite 100

Lake Forest, CA 92630

(800) 978-8136

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

David J. Kaufman, Esq.

Gregory M. Mennerick, Esq.

Thompson Coburn LLP

55 East Monroe Street, 37th Floor

Chicago, IL 60603

(312) 346-7500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. (the “Bidder”) to purchase up to 900,000 shares (the “Shares”) of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Summit Healthcare REIT, Inc. (the “Company”), at a price of $1.42 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit(a)(1) to the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on January 29, 2018 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Summit Healthcare REIT, Inc.

2 South Point Drive, Suite 100

Lake Forest, CA 92630

Phone number: (800) 978-8136

The title of the class of equity securities to which the Tender Offer relates is the Company’s Common Stock, of which there were 23,027,978 Shares outstanding as of January 29, 2018.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 900,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, it will expire on February 28, 2018, at 11:59 p.m., Pacific Time (the “Expiration Date”).

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According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street

Moraga, California 94556

Phone Number: (800) 854-8357

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the sections entitled “Item 1A. Risk Factors,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters” and “Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 29, 2017 (the “Form 10-K”) and (ii) the sections entitled “Meetings of the Board of Directors and Committees – Independent Directors Committee” and “Certain Transactions with Related Persons” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 25, 2017 (the “Proxy Statement”). The Form 10-K and the Proxy Statement were previously made available to all of the Stockholders and both public filings are available for free on the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)       Solicitation or Recommendation

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that because there is no trading market for the Shares, a Stockholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, (ii) the timing of or ability to provide liquidity to the Stockholders or (iii) the future value of the Shares.

(b)       Background

On January 24, 2018, the Bidder delivered an email to the Company indicating its intent to file the Schedule TO and commence the Tender Offer on January 29, 2018. On January 29, 2018, the Bidder commenced the Tender Offer to purchase up to 900,000 Shares at a purchase price equal to $1.42 per Share, in cash (without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Assignment Form. Any distributions paid after the Expiration Date would be assigned by tendering Stockholders to the Bidder. The Tender Offer, withdrawal rights and proration period are set to expire on the Expiration Date. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

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On January 29, 2018, the Board of Directors held a meeting. The Board of Directors (i) reviewed its duties in connection with the Tender Offer based on advice from the Company’s outside legal counsel, (ii) reviewed certain financial matters related to the Tender Offer and (iii) discussed the terms of the Tender Offer. Following these discussions, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or the Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Bidder for purchase pursuant to the Tender Offer.

(c)       Reasons for the Recommendation

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) received advice from the Company’s outside legal counsel and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Key Reasons for the Recommendation. In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.       The Board of Directors believes that the Offer Price is significantly less than the current and potential value of the Shares. In connection with the Form 10-K, the Board of Directors approved an estimated per-share value of the Company’s Common Stock of $2.53 per share as of December 31, 2016. The estimated per-share value was calculated by aggregating the estimated fair value of our investments in real estate and other assets, subtracting the estimated fair value of liabilities (which approximates book value), and dividing the total by the number of our shares of Common Stock outstanding as of December 31, 2016. This estimate is $1.11 per share (approximately 78%) above the Bidder’s Offer Price of $1.42. The Company periodically updates its estimated per-share value and expects to do so again as of December 31, 2017 in the near future. The Board of Directors believes that the estimated per-share value has not been adversely affected since then.

The Company’s valuation process is designed to determine an estimated per-share value supported by a methodology and assumptions that are appropriate and that employ procedures and calculations that can be reliably repeated in future periods. However, there can be no assurance as to the actual long term value of the Shares. As with any valuation methodology, the Company’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete and different parties with different assumptions and estimates could derive a different estimated per-share value. The value of the Shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities and the other factors discussed in Item 5 “Market Information.” For important information regarding the methodologies, assumptions and limitations of the estimated per-share value, please refer to Item 5 of the Form 10-K.

2.       Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Bidder to make a profit by purchasing the Shares at a very low price relative to their current estimated value, thereby depriving the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the Bidder’s own characterization of the Tender Offer. Specifically, the Board of Directors notes the following statement in the Schedule TO: “The [Bidder is] making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $1.42 per Share, the [Bidder is] motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Bidder’s] objectives.” The Bidder also states that “the purchase price per Share payable to a tendering Shareholder by the [Bidder] may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the [Company].” In addition, in its letter to Stockholders, the Bidder states: “… the price offered is below the [Company’s] estimated $2.53 per Share value, but there can be no assurance as to the actual value of a Share until the [Company] liquidates.”

3.       The Bidder acknowledges that it has “… not made an independent appraisal of the Shares or the [Company’s] properties and [is] not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by Shareholders for the Shares may not vary substantially from this estimate.” The Board of Directors believes this illustrates the lack of credibility of the Bidder’s valuation methods and the inadequacy of the Offer Price.

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4.       The Bidder states in the Offer to Purchase, based on its review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, that there were reported sales of Shares on the secondary markets at $1.34- $1.56 per Share during the winter of 2018 and sales of Shares on the secondary markets at $1.41 per Share in September and October of 2017. The Bidder acknowledges that the information is believed to be the product of the independent sources’ private market research and does not constitute comprehensive transaction reporting of a securities exchange. The Bidder does not know whether these Share prices are accurate or complete and the Company cannot verify whether the above-referenced information is accurate or complete. The Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market. The Bidder’s business model consists of routinely conducting numerous tender offers in which it offers the shareholders of target companies a price significantly below the value per share.

5.       The Tender Offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has material adverse effect on either the value of the Company or the value of the Shares to the Bidder. In addition, the Board of Directors noted that the Tender Offer can be amended for various reasons, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there can be no assurance that the Tender Offer would be completed as soon as the Bidder implies, or with the same terms and conditions, including without limitation, the Offer Price. Additionally, the Bidder acknowledges that the depositary for the Tender Offer is an affiliate of the Bidder, so the Bidder may have access to tendered Shares before the Tender Offer is complete and the Shareholders have been paid. Lastly, although the Bidder states that it has “an aggregate of approximately $68 million in total assets at [its] disposal to fund payment” for the Tender Offer, the Bidder disclosed on its last report on Form 10-Q, dated as of September 30, 2017, it actually had cash on hand of only $8.7 million.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, (ii) the timing of or ability to provide liquidity to the Stockholders or (iii) the future value of the Shares. Stockholders should consider their own needs for liquidity when making a decision as to whether to tender their Shares to the Bidder pursuant to the Tender Offer.

(d)       Intent to Tender

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell Shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

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Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company, other than option awards made under the Company’s 2015 Omnibus Incentive Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present distribution policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, Board of Directors resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management and depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels at its properties; the Company’s estimated value per share; and other risks identified in Part I, Item 1A, “Risk Factors” in the Form 10-K (which is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 9.	Exhibits

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SUMMIT HEALTHCARE REIT, INC.

By:	/s/ Elizabeth A. Pagliarini
Elizabeth A. Pagliarini
Chief Financial Officer
(Principal Financial Officer)

Date:	January 29, 2018

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INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Form of letter to stockholders, dated January 29, 2018, from Elizabeth A. Pagliarini, Chief Financial Officer of the Company
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on September 25, 2017*
(e)(2)	Excerpts from the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed by the Company with the SEC on March 29, 2017*

 ____________________________

* The sections of the Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A specified in Items 3, 4 and 8 hereto are incorporated herein by reference.

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